6620 West Broad Street Richmond, VA 23230 www.genworth.com

June 4, 2010

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated May 7, 2010 to Patrick B. Kelleher, Senior Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced documents (the “Comment Letter”). We are submitting this letter in response to the Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis

Business trends and conditions

Trends and conditions affecting our segments U.S. Mortgage Insurance, page 91

1.	You disclose that workouts and loan modifications could be subject to re-default by the underlying borrowers. Please quantify the risk in-force of insured loans at the balance sheet date for these contracts that are subject to re-default, separately for those that did modify and did not modify the outstanding loan balance.

Mr. Jim B. Rosenberg

June 4, 2010

Historically, we have engaged in our own traditional workout and loan modification programs with various lender and service customers. These lender-sponsored workout and loan modification programs are designed to help borrowers who are in default to regain current repayment status on their mortgage loans, which ultimately allowed many of these borrowers to remain in their homes. These workout and loan modification programs normally result in reduced monthly mortgage loan repayment amounts either through reductions of the underlying loans’ interest rates or through a lengthening of the loans’ principal amortization period. Prior to 2009, these traditional workout and loan modification programs were not significant in number and served as a way for us to work together with our customers to help mitigate claim losses during normal economic and market conditions. The impact of these workout and loan modification programs had not been material to our results or levels of exposure for expected losses for which we have recorded associated liabilities.

During the year ended December 31, 2009, the type of workout and loan modification programs in which we participated did not change substantially, and we continued to execute the traditional loan restructurings and modifications with our lender partners, as described above. These workouts and loan modifications during 2009 continued to consist of actions that resulted in reduced mortgage payments from interest rate and amortization period adjustments and not from loan principal reductions.

With the worsening U.S. economic and housing market conditions, we began to experience a modest increase in the volume of loan modifications and workouts in which we participated in the latter portion of 2009. Even with the increased level of loan modifications during 2009, the total risk in-force associated with workouts and loan modifications completed during the year ended December 31, 2009, was approximately $635 million, or 2% of our total risk in-force. In addition, recent experience studies of re-default rates from our traditional programs for workouts and loan modifications indicate we have a very low rate of borrowers who upon re-default ultimately go into a permanent default or foreclosure status. Therefore, even though all of the underlying borrowers could be subject to potential re-default at some future date, we have not experienced significant levels of re-default to date and believe we have a low level of exposure from risk associated with re-default rates in connection with our workouts and loan modifications through 2009. In light of the Staff’s comment, we will expand our disclosure beginning in our Form 10-Q filing for the period ending June 30, 2010 as follows (underline indicates additions, ~~strikeouts~~ represent deletions):

Our loss mitigation activities, including those relating to workouts, loan modifications, pre-sales and rescissions, have resulted in a reduction of expected losses of approximately $847 million for the year ended December 31, 2009. In the process, we approved approximately 25,800 workouts, loan modifications and pre-sales, which related to loans representing approximately 2% of our risk in-force as of December 31, 2009, ~~during this period resulting~~ all of which resulted in a reduction of loss

Mr. Jim B. Rosenberg

June 4, 2010

exposure of approximately $264 million during this period. ~~The workouts and loan modifications could be subject to potential re-default by the underlying borrowers.~~ The loans that are subject to workouts and loan modifications that were completed during the year ended December 31, 2009 could be subject to potential re-default by the underlying borrower at some future date. In addition, as a result of investigation activities on certain insured delinquent loans, we found significant levels of misrepresentation and non-compliance with certain terms and conditions of our underlying master insurance policies, as well as fraud. These findings resulted in rescission actions that reduced our loss exposure at the time of rescission by approximately $583 million for the year ended December 31, 2009. Our investigations process and rescission actions along with expanded loan modification efforts given various related lender and government programs, have had a significant benefit and are expected to continue; however, going forward, there is no assurance regarding what specific level of benefits will result.

2.	You disclose that expected losses have been reduced by $583 million related to rescission actions that are a result of investigation activities on certain insured delinquent loans where you found significant levels of misrepresentation and non-compliance with certain terms and conditions of your underlying master insurance policies, as well as fraud. Please revise to disclose the following:

a.	How, as an operational matter, the rescission works, including your contractual rights to rescind and the contractual rights of the lender to appeal the rescission;

b.	How you determined the $583 million reduction of expected losses and its relationship to the policy and contract claims liability you recognized. Indicate at what point you relieve the liability for the rescissions. For instance, are they relieved when you officially communicate the rescission to the lender, or after all lender appeals are considered;

c.	Whether any counterparties have litigated the rescissions and, if so, the impact on your estimation process; and

d.	Separately quantify the change in the prior year liability related to rescissions in your narrative disclosure to the liability for policy and contract claims table on page 229. Also, in that narrative disclosure, quantify the change in the prior year liability related to $264 million of workouts, loan modifications and pre-sales in the tabular disclosure.

Mr. Jim B. Rosenberg

June 4, 2010

We will expand our disclosures beginning in our Annual Report on Form 10-K for the year ending December 31, 2010 to disclose how rescissions work and how we determined the reduction in expected losses and its relationship to the policy and contract claims liability as follows:

We request loan files to verify compliance with our master policies. Where underwriting is performed in-house, our master policy gives us the right to obtain a copy of the complete loan file for any insured loan. If no file is produced in response to our request, the master policy provides that coverage may be canceled. If a file is delivered but lacks certain documents that are critical to demonstrating compliance with applicable underwriting standards (discussed below) or to our ability to investigate the loan for misrepresentation, we issue a follow-up request and give the servicer an additional period of time (approximately 60 additional days) to produce the missing documents. If these documents are not received after the additional time period, the master policy provides that coverage may be canceled.

Where underwriting is delegated to other counterparties under specified criteria, our master policy requires that an insured loan be underwritten “in strict accordance” with applicable guidelines. Where our file review finds material noncompliance with the underwriting requirements, the master policy provides that coverage may be canceled. The master policy also excludes coverage for fraud and misrepresentation, among other matters. Where our investigation establishes noncompliance or fraud or misrepresentation involving an agent of the lender, we invoke our rights by issuing a rescission letter.

Following our action to rescind coverage on insured loan certificates, the insured counterparty has the right to object to our decision to rescind such coverage through an appeals process. If an insured counterparty appeals our decision to rescind coverage on given loan certificates and we concur that new or additional information is sufficient for us to reinstate coverage, we take the necessary steps to reinstate uninterrupted insurance coverage and reactivate the loan certificate.

Estimated savings related to rescissions are the reduction in carried loss reserves, net of premium refunds and reinstatement of prior rescissions. Estimated savings related to loan modifications and other cure related loss mitigation actions represent the reduction in carried loss reserves. For non-cure related actions, including pre-sales, the estimated savings represent the difference between the full claim obligation and the actual amount paid. The reduction of expected losses is the cumulative total of the accrued liabilities provided for and included in the policy and contract claims liability that were relieved, net of associated premiums refunded, at the time we executed the associated rescission actions on specified insured loan certificates and net of the liabilities re-accrued associated with the reinstatement of coverage for certain loan certificates rescinded previously, both during the applicable fiscal year. If a loan certificate that was previously rescinded is reinstated and the underlying loan certificate remains delinquent, we re-accrue any

Mr. Jim B. Rosenberg

June 4, 2010

liabilities that were relieved in connection with our decision to rescind coverage on the loan certificate. At the same time, for all loan certificates for which insurance coverage is reinstated, we collect and recognize any premium as revenue that had been refunded previously in connection with the action that would have rescinded coverage on the underlying loan certificate.

There have been no material asserted or pending litigation actions regarding rescissions other than an arbitration involving a series of large bulk insurance transactions that was settled and previously disclosed in our SEC filings. Reinstatements, whether or not litigated, are factored into our reserving process based on our historical experience and projected development. We will expand our disclosures beginning in our Annual Report on Form 10-K for the year ending December 31, 2010 to disclose the impact on our estimation process as follows:

Our loss reserving methodology includes estimates of the number of loans in our delinquency inventory that will be rescinded, as well as estimates of the number of loans for which coverage may be reinstated under certain conditions following a rescission action.

In addition, we will modify our disclosures (underline indicates additions) to quantify the change in prior year liability related to rescissions, workouts, loan modifications and pre-sales in our policy and contract claims footnote in our Annual Report on Form 10-K for the year ending December 31, 2010:

During 2009, 2008 and 2007, we strengthened reserves by $421 million, $514 million and $101 million, respectively, as a result of changes in estimates related to prior year insured events and the development of information and trends not previously known when establishing the reserves in prior periods. In 2009, we strengthened claims reserves related to our long-term care insurance business by $211 million from $2,791 million as of December 31, 2008. Consistent with our reserving methodology, the strengthening includes a reclassification from future policy benefit reserves, which includes a provision for expected claims from policy inception. This provision is reclassified to claim reserves upon commencement of actual claim activity. Additionally, the strengthening includes refinements to our estimated claims reserves for timing, amount and duration of claims associated with observed loss development. We also strengthened reserves related to our international mortgage insurance business in 2009 by $125 million from $366 million as of December 31, 2008. This strengthening was primarily related to an increase in delinquencies, particularly in Canada and Europe, as a result of slowing economies, rising unemployment, falling real estate values and reduced consumer spending in those countries that were experienced at the end of 2008. The impact of these market and economic events could not have been

Mr. Jim B. Rosenberg

June 4, 2010

predicted at the time these reserves were established. In our U.S. mortgage insurance business, we increased reserves by a net $50 million from $1,711 million as of December 31, 2008. As a result of our loss mitigation activities, we reduced our prior year reserves by $351 million related to rescissions and $114 million related to workouts, loan modifications and pre-sales. These reductions were offset by a strengthening of reserves related to the aging of the underlying delinquent loans as a result of loss development trends and the adverse market and economic environment. For our other businesses, the remaining unfavorable development related to refinements on both reported and unreported insured events occurring in the prior year as part of our reserving process.

Critical Accounting Estimates

Goodwill, page 97

3.	You disclose that your risks associated with future goodwill impairments relate to your businesses with significant goodwill balances, including long-term care insurance, life insurance, wealth management, and lifestyle protection insurance. Additionally, you disclose that your long-term care insurance reporting unit’s fair value was less than its book value. For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

a.	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

b.	Amount of goodwill allocated to the reporting unit;

c.	Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

d.	Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

Regarding your long-term care insurance unit, provide the disclosures in a. through d. above as it relates to step two of your impairment test.

In addition, at the balance sheet date, your market capitalization was significantly below your total stockholders’ equity. We note that you consider your market

Mr. Jim B. Rosenberg

June 4, 2010

capitalization in assessing the reasonableness of the fair values estimated for your reporting units in your goodwill test. Please provide us with a summary of this comparison, which includes the fair value for each reporting unit, and tell us for each reporting unit other than long-term care insurance unit how it supported your conclusion that fair value exceeded book value.

For all of our reporting units, except for our long-term care insurance reporting unit, fair value was substantially in excess of book value as shown in the chart below.

Our goodwill balances and margin by reporting unit as of December 31 were as follows:

(Amounts in millions)	2009	Margin (1)
Retirement and Protection:
Life insurance	$495	41%
Long-term care insurance	408	NA (2)
Wealth management	289	36%

Total Retirement and Protection	1,192
International:
Lifestyle protection insurance	97	65%
Mortgage insurance – Canada	11	14%
Mortgage insurance – Australia	7	30%

Total International	115
Corporate-owned life insurance	17	215%

Total goodwill	$1,324

(1)	Represents the percentage in which fair value exceeded book value as of the most recent evaluation date.
(2)	Not applicable as a result of the reporting unit’s fair value being less than book value.

Although all of our reporting units, other than our long-term care insurance reporting unit, are substantially in excess of the carrying amount and therefore not at risk of failing step one of the impairment test, we will enhance our disclosures to provide further clarity in our Annual Report on Form 10-K for the year ending December 31, 2010. The disclosures from our 2009 Annual Report on Form 10-K are included below with our proposed revisions (underline indicates additions, ~~strikeouts~~ represent deletions).

Goodwill. Goodwill represents the excess of the amounts paid to acquire a business over the fair value of its net assets at the date of acquisition. Subsequent to acquisition, goodwill could become impaired if the fair value of a reporting unit as a whole were to decline below the value of its individually identifiable assets and liabilities. This may occur for various reasons, including changes in actual or expected income or cash flows of a reporting unit or generation of income by a reporting unit at a lower rate of return than similar businesses.

Mr. Jim B. Rosenberg

June 4, 2010

Under U.S. GAAP, we test the carrying value of goodwill for impairment at least annually at the “reporting unit” level, which is either an operating segment or a business one level below the operating segment. Under certain circumstances, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The determination of fair value for our reporting units is primarily based on an income approach whereby we use discounted cash flows for each reporting unit. When available, and as appropriate, we use market approaches or other valuation techniques to corroborate discounted cash flow results. The discounted cash flow model used for each reporting unit is based on either: operating income or statutory distributable income, depending on the reporting unit being valued.

For the operating income model, we determine fair value based on the present value of the most recent income projections for each reporting unit and calculate a terminal value utilizing a terminal growth rate. We primarily utilize the operating income model to determine fair value for all reporting units except for our life and long-term care insurance reporting units. In addition to the operating income model, we also consider the valuation of our Canadian mortgage insurance subsidiary’s publicly traded stock price in determining fair value for that reporting unit. The significant assumptions in the operating income model include: income projections, ~~including the underlying assumptions~~ which are dependent on new business production, customer behavior, operating expenses and market conditions; discount rate; and terminal growth rate.

For the statutory distributable income model, we determine fair value based on the present value of projected statutory net income and changes in required capital to determine distributable income for the respective reporting unit. We utilize the statutory distributable income model to determine fair value for our life and long-term care insurance reporting units. The significant assumptions in the statutory distributable income model include: required capital levels; income projections, ~~including the underlying assumptions~~ which are dependent on mortality or morbidity, new business production growth, new business projection period, policyholder behavior and other specific industry and market conditions; and discount rate~~; new business projection period; and new business production growth~~.

The cash flows used to determine fair value are dependent on a number of significant assumptions based on our historical experience, our expectations of future performance and expected economic environment. We determine the best estimate of our income projections based on current market conditions as well as our expectation of future market conditions. Our

Mr. Jim B. Rosenberg

June 4, 2010

estimates of projected income are subject to change given the inherent uncertainty in predicting future ~~performance and cash flows~~ results, which are impacted by the significant assumptions noted above for the respective model used to determine fair value ~~such things as policyholder behavior, competitor pricing, new product introductions and specific industry and market conditions~~. Additionally, the discount rate used to determine fair value is based on our judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows as well as our expectation of the discount rate that would be utilized by a hypothetical market participant.

We consider our market capitalization in assessing the reasonableness of the fair values estimated for our reporting units in connection with our goodwill impairment testing. The inputs that are reflected in our stock price, and therefore impact our market capitalization, but would not be reflected in the valuation of our reporting units with goodwill include:

•	any anticipated potential equity dilution or other capital needs, or perceived needs, for businesses that do not have goodwill;

•	negative market sentiment, or very low valuations, associated with certain reporting units that no longer have goodwill; and

•

increased risk premium for the enterprise exposure to the U.S. residential housing market, in terms of both mortgage insurance and residential mortgage-backed securities, for reporting units that no longer have goodwill.

For businesses that do not have goodwill and are not subject to goodwill impairment testing, we estimate the values for those businesses when reconciling to our market capitalization. Additionally, we also consider the negative value that would be associated with corporate debt, which would be subtracted from the fair value of our businesses to calculate the total value attributed to equity holders. We then compare the total value attributed to equity holders to our market capitalization.

For all of our reporting units, except for our long-term care insurance reporting unit, fair value was substantially in excess of book value and they were not at risk of failing our goodwill impairment testing.

~~There were no goodwill impairment charges recorded in 2009. However, continued deteriorating or adverse market conditions for certain businesses may have a significant impact on the fair value of our reporting units and could result in future impairments of goodwill. More specifically, our risks associated with future goodwill impairments relate to our businesses with significant goodwill balances, including long-term care insurance, life insurance, wealth management and lifestyle protection insurance.~~

Mr. Jim B. Rosenberg

June 4, 2010

As part of our annual goodwill impairment testing, we noted that our long-term care insurance reporting unit’s fair value was less than its book value. ~~, and a~~ If fair value is lower than book value, the reporting unit’s fair value is allocated to assets and liabilities as if the reporting unit had been acquired in a business combination. If this “implied goodwill” exceeds the reporting unit’s goodwill balance, goodwill is deemed recoverable. Accordingly, we evaluated our long-term care insurance reporting unit’s goodwill balance of $408 million ~~recoverability assuming fair value was allocated to assets and liabilities as if the reporting unit had been acquired in a business combination~~ and determined that the amount of implied goodwill was greater than 200% of the amount of goodwill currently recorded. Accordingly, goodwill was recoverable and not impaired.

~~This entire goodwill balance is recoverable based on this fair value evaluation.~~ The key assumptions that impact our evaluation of goodwill for our long-term care insurance reporting unit under our goodwill impairment assessment primarily relate to the discount rate utilized to determine the present value of the projected cash flows and the valuation of new business.

While the valuation of our in-force business for long-term care insurance is included in the fair value of the reporting unit, the in-force value does not contribute significant, incremental value to support goodwill based on a hypothetical acquisition under our goodwill impairment assessment.

We determine the appropriate discount rate based on our experience and understanding of common actuarial appraisal methodologies that we believe market participants would also utilize when evaluating similar product lines where there is significant experience for a product and policyholder assumptions (i.e., lapse, mortality and morbidity).

The valuation of new business is determined by utilizing several inputs such as expected new business production, both in terms of the quantity and number of years of new production assumed, as well as profitability of the new business, which is primarily dependent on policyholder assumptions, expected investment returns and targeted capital levels.

See notes 2 and 8 in our consolidated financial statements under “Item 8—Financial Statements and Supplementary Data” for additional information related to goodwill.

Mr. Jim B. Rosenberg

June 4, 2010

In addition, per your request, below is a summary of how our reporting unit fair values compare to our market capitalization as of December 31, 2009. As shown above, we will expand our disclosures in future filings related to our consideration of market capitalization in relation to our goodwill impairment assessment.

(Amounts in millions except per share amounts)	Goodwill as of 12/31/09	Fair value (1)
Reporting units:
Life insurance	$495		$3,637
Long-term care insurance	408		2,320
Wealth management	289		567
Lifestyle protection insurance	97		1,958
Mortgage insurance - Canada	11		2,327
Mortgage insurance - Australia	7		1,725
Corporate-owned life insurance	17		94

Total for all reporting units with goodwill	$1,324		12,628

Total other businesses and corporate activity			709
Holding company debt			(4,571)

Total consolidated Genworth – estimated fair value of equity			$8,766

Genworth shares of common stock outstanding as of 12/31/09			489
Genworth closing stock price on 12/31/09			$11.35
Genworth market capitalization as of 12/31/09			$5,550

MIC (2) noncontrolling interests (NCI) shares outstanding as of 12/31/09			50 (3)
MIC closing stock price on 12/31/09		CAD$	27.10
MIC market capitalization of NCI as of 12/31/09 (fx rate 0.95294)			$1,291

Total market capitalization (Genworth and MIC) as of 12/31/09			$6,841

Estimated fair value of equity less total market capitalization			$1,925

Implied control premium – market capitalization as of 12/31/09			28%

(1)	Based on most recent evaluation date
(2)	Genworth MI Canada Inc.
(3)	Total shares outstanding = 117.1 million multiplied by NCI percentage (42.5%)

In evaluating the results of this comparison as included in our revised disclosures above, we considered the factors that would impact our market capitalization but would not significantly impact the valuation of our reporting units with goodwill and noted there are several reasons that would result in our market capitalization being lower than the fair value of our reporting units that are tested for goodwill impairment.

As noted in note 8 of our 2009 Annual Report on Form 10-K, we impaired all goodwill associated with our U.S. mortgage insurance, retirement income and institutional reporting

Mr. Jim B. Rosenberg

June 4, 2010

units during 2008. Accordingly, these businesses are no longer subject to goodwill impairment testing but do have a significant impact on the valuation of our market capitalization in comparison to our book value. In reviewing the reasonableness of all our reporting unit valuations, we reviewed the factors noted above and concluded that the fair values of our reporting units subject to goodwill impairment testing were reasonable.

U.S. Mortgage Insurance selected operating performance measures, page 137

4.	Please revise your disclosure to link the tabular disclosure shown on pages 142 and 143 with the associated liability for policy and contract claims.

The tabular disclosure presented on pages 142 and 143 will be revised (underline indicates additions) as follows beginning in our Form 10-Q filing for the period ending June 30, 2010 to include the relationship of these data to that of the accrued liabilities provided for and included in the policy and contract claims liabilities as of December 31, 2009.

Primary insurance delinquency rates differ from region to region in the U.S. at any one time depending upon economic conditions and cyclical growth patterns. The two tables below set forth our primary delinquency rates for the various regions of the U.S. and the ten largest states by our risk in-force and primary direct reserves as of December 31, 2009. Delinquency rates are shown by region based upon the location of the underlying property, rather than the location of the lender.

Mr. Jim B. Rosenberg

June 4, 2010

	Percent of primary risk in-force as of December 31, 2009	Percent of primary direct reserves as of December 31, 2009 (1)	Delinquency rate as of December 31,
			2009	2008	2007
By Region:
Southeast (2)	23%	30%	18.36%	11.73%	5.48%

South Central (3)	17	14	12.42%	7.27%	3.63%

Northeast (4)	13	9	11.60%	6.72%	3.99%

North Central (5)	11	11	12.20%	6.90%	3.71%

Pacific (6)	11	19	19.43%	10.77%	3.51%

Great Lakes (7)	9	7	10.20%	8.16%	5.60%

Plains (8)	6	3	8.29%	4.72%	2.87%

Mid-Atlantic (9)	5	4	13.08%	7.03%	3.23%

New England (10)	5	3	12.48%	7.03%	3.81%

Total	100%	100%	13.73%	8.42%	4.25%

(1)	Total primary direct reserves, excluding approximately $75 million principally for an assumed reinsurance arrangement, were $2,214 million as of December 31, 2009.
(2)	Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee.
(3)	Arizona, Colorado, Louisiana, New Mexico, Oklahoma, Texas and Utah.
(4)	New Jersey, New York and Pennsylvania.
(5)	Illinois, Minnesota, Missouri and Wisconsin.
(6)	Alaska, California, Hawaii, Nevada, Oregon and Washington.
(7)	Indiana, Kentucky, Michigan and Ohio.
(8)	Idaho, Iowa, Kansas, Montana, Nebraska, North Dakota, South Dakota and Wyoming.
(9)	Delaware, Maryland, Virginia, Washington D.C. and West Virginia.
(10)	Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont.

	Percent of primary risk in-force as of December 31, 2009	Percent of primary direct reserves as of December 31, 2009 (1)	Delinquency rate as of December 31,
			2009	2008	2007
By State:
Florida	8%	19%	30.77%	20.94%	7.04%

Texas	7%	3%	9.49%	6.25%	3.80%

New York	6%	4%	9.42%	5.26%	3.18%

California	5%	11%	21.87%	13.36%	4.24%

Illinois	5%	6%	16.40%	8.92%	4.06%

Georgia	4%	4%	17.62%	10.21%	5.91%

North Carolina	4%	2%	11.73%	6.74%	4.16%

Pennsylvania	4%	2%	11.13%	6.97%	4.73%

New Jersey	4%	4%	17.35%	9.52%	4.51%

Ohio	3%	2%	8.47%	7.37%	5.35%

(1)	Total primary direct reserves, excluding approximately $75 million principally for an assumed reinsurance arrangement, were $2,214 million as of December 31, 2009.

Mr. Jim B. Rosenberg

June 4, 2010

The following table sets forth the dispersion of our primary direct reserves and primary insurance in-force and risk in-force by year of policy origination and average annual mortgage interest rate as of December 31, 2009:

(Amounts in millions)	Average rate	Percent of primary direct reserves (1)	Primary insurance in-force	Percent of total	Primary risk in-force	Percent of total
Policy Year
1998 and prior	7.98%	—%	$1,561	1.1%	$407	1.3%

1999	7.33%	—	610	0.4	156	0.5

2000	8.25%	—	379	0.3	95	0.3

2001	7.47%	—	1,426	1.0	359	1.1

2002	6.62%	1	3,413	2.4	826	2.6

2003	5.65%	2	13,686	9.4	2,306	7.3

2004	5.87%	2	7,965	5.5	1,771	5.6

2005	5.98%	12	12,480	8.6	3,148	9.9

2006	6.55%	25	19,250	13.2	4,137	13.0

2007	6.65%	52	41,225	28.4	8,921	28.1

2008	6.21%	6	32,555	22.4	7,987	25.2

2009	5.08%	—	10,550	7.3	1,609	5.1

Total portfolio	6.28%	100%	$145,100	100.0%	$31,722	100.0%

(1)	Total primary direct reserves, excluding approximately $75 million principally for an assumed reinsurance arrangement, were $2,214 million as of December 31, 2009.

Form 10-Q for the Quarterly Period ended March 31, 2010

Notes to Condensed Consolidated Financial Statements

(6) Fair Value of Financial Instruments, page 32

5.	Please disclose your policy for determining when transfers between levels are recognized. Refer to ASC 820-10-50-2(c)(3). Additionally, expand your disclosure on page 43 regarding the reasons for your transfers out of Level 3 and into Level 2 to include:

•	The criteria you used to determine whether the market for mortgage-backed and asset-backed securities was active or inactive (i.e., illiquid); and

Mr. Jim B. Rosenberg

June 4, 2010

•	The amount and reason for any material increase or decrease in Level 3 assets resulting from your transfer of assets into Level 2.

In our 2009 Annual Report on Form 10-K, note 2 (c), we describe our policy for determining when transfers in and out of Level 3 are recognized. To ensure our policy is transparent and easily understood by the users of our financial statements, we will also include this policy disclosure, including the underlined addition, to clarify that the policy applies to all transfers between levels, beginning in our Form 10-Q filing for the period ending June 30, 2010, as follows:

… We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3, or between other levels, at the beginning fair value for the reporting period in which the changes occur.

In addition, we will expand our disclosures in future filings regarding the reasons for transfers out of Level 3 and into Level 2. These expanded disclosures for the period ended March 31, 2010 are as follows (underline indicates additions, ~~strikeouts~~ represent deletions):

[TABLES OMITTED]

As included in the Level 3 tables above, the total fixed maturity securities classified as Level 3 measurements decreased by $6.0 billion and increased by $443 million for the three months ended March 31, 2010 and 2009, respectively. The decrease in Level 3 measurements in 2010 was primarily the result of securities where the fair value measurement was classified as Level 3 as of December 31, 2009 but was not classified as Level 3 as of March 31, 2010. The ~~change in classification~~ transfer out of Level 3 was primarily related to residential and commercial mortgage-backed and other asset-backed securities ~~primarily~~ and resulted from a change in the ~~liquidity~~ observability of inputs used to determine fair value ~~for mortgage-backed and asset-backed securities~~.

Our assessment of whether or not there were significant unobservable inputs was based on our observations of the mortgage-backed and asset-based securities markets obtained through the course of managing our investment portfolio, including interaction with other market participants, observations related to the availability and consistency of pricing, and understanding of general market activity such as new issuance and the level of secondary market trading for a class of securities. Additionally, we

Mr. Jim B. Rosenberg

June 4, 2010

considered data obtained from third-party pricing sources to determine whether our estimated values incorporate significant unobservable inputs that would result in the valuation being classified as Level 3.

~~The current market conditions for these securities have improved and we no longer consider the valuation to have significant unobservable inputs as a result of illiquidity.~~ While we observed some increased trading activity for certain mortgage-backed and asset-backed securities during 2009, primarily as a result of government programs, we did not observe a broad-based improvement in market conditions to result in the classification of several mortgage-backed and asset-backed securities as Level 2. During the three months ended March 31, 2010, primary market issuance and secondary market activity for commercial and non-agency residential mortgage-backed and other asset-backed securities increased the market observable inputs used to establish fair values for similar securities. These factors, along with more consistent pricing from third-party sources, resulted in our conclusion that there is sufficient trading activity in similar instruments to support classifying certain mortgage-backed and asset-backed securities as Level 2 as of March 31, 2010. Accordingly, ~~we classified the resulting fair value measurements after considering the pricing source and inputs used in the determination of fair value of the security and determined certain securities should be classified as Level 2,~~ our assessment resulted in a transfer out of Level 3 of $1,419 million, $3,454 million and $1,021 million, respectively, during the three months ended March 31, 2010 related to residential mortgage-backed, commercial mortgage-backed and other asset-backed securities.

*    *    *    *    *

Mr. Jim B. Rosenberg

June 4, 2010

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Senior Vice President	Vice President and Controller
— Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:	Staci Shannon, Staff Accountant, U.S. Securities and Exchange Commission

Joel Parker, Branch Chief, U.S. Securities and Exchange Commission

Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth

Financial, Inc.